EXHIBIT 99.6
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                             VERMILION ENERGY TRUST
                      FIRST QUARTER REPORT - MARCH 31, 2004
                      MANAGEMENT'S DISCUSSION AND ANALYSIS

The following is management's discussion and analysis (MD&A) dated May 6, 2004, of Vermilion's operating and financial results for the quarter ended March 31, 2004 compared with the corresponding period in the prior year. This discussion should be read in conjunction with the Trust's audited consolidated financial statements for the years ended December 31, 2003 and 2002, together with accompanying notes, as contained in the Trust's 2003 Annual Report.

Oil and gas prices for the first quarter of 2004 remained strong in comparison with the first quarter of 2003. The WTI reference price for oil averaged $35.15 US per bbl for the three month period, Dated Brent was $31.95 US per bbl and AECO reference price for gas was $6.41 Cdn per mcf. This compares to $33.86 per bbl for WTI, $31.53 per bbl for Brent and $8.33 per mcf, Cdn AECO for the first three months of 2003. While oil prices were stronger this quarter over last, gas prices were $1.92 Cdn AECO per mcf less than the first quarter 2003. The main reason for the lower netbacks in the first quarter 2004 is the year over year increase in the Cdn/US exchange rate resulting in lower realized Canadian dollar oil prices. While the first quarter 2003 Cdn AECO prices were stronger than the pricing in 2004, Vermilion's gas hedging in 2003 lowered our realized price to make it very similar to 2004 pricing. In 2004, Vermilion's operating netback equalled $21.61 per boe, down 11% over the $24.17 reported for the first three months of 2003. The cash flow netback of $18.10 per boe for the first three months was up 4% over the $17.35 recorded in 2003. Cash flow netbacks were slightly stronger as 2003 netbacks included the impact of the one-time cash costs incurred in the re-organization of Vermilion into a Trust.

Total revenues for the first quarter of 2004 were $77.6 million compared to $87.6 million for the first quarter of 2003. Vermilion's combined crude oil & NGL price was $40.14 per bbl for the first quarter of 2004, a decrease of 12% over the $45.40 per bbl reported for the first quarter of 2003. The Canadian dollar has strengthened considerably over the first quarter 2003 which accounts for the Canadian dollar pricing decline in the first quarter 2004 as oil prices are referenced in U.S. dollars. The natural gas price realized in the first quarter of 2004 was $6.74 per mcf compared to $6.46 per mcf realized a year ago, a 4% year-over-year increase. The impact of Vermilion's hedging program reduced prices by $2.84 per boe on a combined basis for the three month period ended March 31, 2004, compared to a hedging loss of $3.16 per boe in the first three months of 2003. Net earnings in the quarter increased to $7.2 million ($0.12 per unit) from a loss of $1.2 million ($(0.02) per unit) in the first quarter 2003. Earnings in the quarter were affected by the new accounting policies adopted in the quarter. The most significant changes to earnings were unit compensation expense which added an additional expense of $4.14 per boe and the loss on derivative instruments which decreased earnings by $6.22 per boe. The loss in 2003 came as a result of reorganization costs incurred in Vermilion's conversion to a Trust.

Vermilion continues to manage its risk exposure through prudent commodity and currency hedging strategies. Physical and financial natural gas contracts for 13,632 GJ/d remain in place for the calendar year of 2004 with various price structures resulting in an average floor price of $4.71/GJ. Vermilion has WTI hedges covering 2,250 bbls/d in 2004 at US$24.35/bbl; and 1,500 bbls/d in 2005 at US$24.80/bbl. Vermilion has Brent hedges covering 2,250 bbls/d in 2004 at US$22.93/bbl; and 1,500 bbls/d in 2005 at US$23.37/bbl.

Vermilion has Canadian/US dollar currency swaps in place covering its oil hedge positions for 2004 of US$32.0 million in currency hedges averaging approximately US$0.71 per CDN dollar.

Total royalties, net of ARTC, increased to $9.67 per boe or 24.0% of sales in the first quarter of 2004, compared with $9.54 per boe, or 22.5% of sales in the first quarter of 2003. The increase on a per boe basis is due mostly to a decrease in volumes from quarter to quarter. In France, royalties for the most part are calculated on a unit of production basis and do not react to price changes.

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Operating costs increased to $6.16 per boe in 2004 from $5.45 per boe in the first quarter of 2003. In Canada, processing costs in the Peace River Arch area, workovers designed to increase production and increased power costs resulting from the strong gas prices in the year have contributed to the year over year increase. Operating costs in the first quarter were 11% lower than the $6.90 per boe reported for the fourth quarter of 2003.

General and administrative expenses for the year increased to $1.58 per boe from $1.15 per boe in the first quarter of 2003. The increase is mainly due to a reduction in the total costs capitalized combined with lower average production volumes.

Interest expense decreased to $0.69 per boe for the first quarter of 2004 from $0.95 per boe for the corresponding period in 2003 as a result of lower average debt levels due to the December 2003 financing issue.

Depletion and depreciation expenses increased from $10.41 per boe in the first quarter of 2003 to $10.85 per boe in 2004. The increase is due mainly to the increased costs of finding reserves in Canada.

The Trust's current tax provision has increased to $1.24 per boe in the first quarter of 2004 from $0.66 per boe in the first three months of 2003. The current provision is based on an estimated $8 million tax liability in France for the year, while in Canada, it is anticipated that there will be no current taxes due. The recovery in future income taxes is a result of the taxable portion of distribution payments made to unitholders. In the Trust's structure, payments are made between the operating company and the Trust transferring both income and future income tax liability to the unitholder. Therefore it is the opinion of management that no cash income taxes in Canada are expected to be paid by the operating company in the future, and as such, the future income tax liability recorded on the balance sheet related to Canadian operations will be recovered through earnings over time. During the period ended March 31, 2004, a reduction in the Alberta corporate income tax rate was substantially enacted. This reduction amounted to a recovery of future income taxes of approximately $2 million in the three months ended March 31, 2004.

A foreign exchange gain of $0.45 per boe was recorded for the first quarter of 2004 with a gain of $0.02 per boe in the first quarter of 2003. The gain is related to the strengthening Euro and the resulting impact on working capital in our France operations.

Capital spending for the first three months totalled $16.6 million compared to $13.3 million spent in the first quarter of 2003. The capital for the first quarter of 2004 was funded through cash flow and incremental bank debt and was primarily spent on the eight wells drilled in the quarter including one drilling operation and one completion operation in France.

Vermilion's debt (net of working capital) on March 31, 2004 was $85.7 million including the book value of Aventura shares held as current assets. There were no changes to Vermilion's credit facility in the first quarter. The facility structure is comprised of a one year revolving period with a one year term to follow with a final settlement payment required at the end of the second year.

Vermilion has established a reclamation fund to fund the payment of environmental and site restoration costs for its assets. The reclamation fund will be funded by Vermilion Resources and owned by the Trust. Contributions in the first quarter totaled $0.4 million or $0.20 per boe of production in the Trust. Contribution levels to the reclamation fund will be reviewed on a regular basis and may be adjusted to ensure reclamation obligations associated with the Trust's assets will be substantially funded when the costs are forecast to be incurred.

Vermilion maintained monthly distributions at $0.17 per unit for the quarter distributing a total of $30.3 million compared to $17.7 million for the same period in 2003.

During the quarter over 400,000 units were issued on conversion of exchangeable shares, unit rights exercised, bonus plan and distribution reinvestment plan. Unitholders' capital increased during the

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quarter as a result of the issuance of those units. This increase in equity was offset by cash distributions of $30.3 million in the first quarter.

CICA Accounting Guideline 13 (AcG-13), "Hedging Relationships", became effective for fiscal years beginning on or after July 1, 2003. AcG-13 addresses the identification, designation, documentation and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also establishes conditions for applying or discontinuing hedge accounting. Under the new guideline, hedging transactions must be documented and it must be demonstrated that the hedges are sufficiently effective in order to continue hedge accounting for positions hedged with derivatives. Vermilion is not applying hedge accounting to its hedging relationships, electing instead to account for its hedging activities on a mark-to-market basis. The fair value of derivatives in the quarter resulted in a $6.22 pre-tax per boe reduction to earnings.

In the first quarter of 2004, Vermilion adopted the new CICA Handbook section 3110, "Asset Retirement Obligations." This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment. Under this standard, these obligations are initially measured at fair value and subsequently adjusted for the accretion of discount and any changes in the underlying cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time. The adoption of CICA Handbook section 3110 allows for the cumulative effect of the change in accounting policy to be booked to accumulated income with the restatement of prior period comparatives. The adoption of the asset retirement obligation accounting policy, which has been applied retroactively, resulted in a new line item to the income statement called accretion expense which was $0.16 per boe in the first quarter.

The Trust has a Unit Rights Incentive Plan (the "Plan") for directors, officers and employees. The exercise price of the rights granted may be reduced in future periods under certain conditions. The amount of the reduction cannot be reasonably estimated as it is dependent upon a number of factors. Therefore, it is not possible to determine a fair value for the rights granted using a traditional option-pricing model and compensation expense has been determined based on the intrinsic value of the rights at the date of exercise or at the date of the financial statements for unexercised rights. The Trust adopted the provisions outlined in Section 3870 Stock Based Compensation of the CICA Handbook in the period and applied the new policy retroactively. Unit compensation expense in the quarter was $4.14 per boe.

The Trust made a strategic decision to sell its interest in Trinidad operations. On May 6, 2004, the Trust completed the sale of the shares of its subsidiary, Aventura, for gross proceeds of $164.6 million. As a result, the Trust realized an estimated $63.2 million (net of tax) gain on the sale of shares, which will be recorded in the second quarter. At March 31, 2004, Vermilion's interest in Aventura was reflected as an asset held for sale on the balance sheet with the consolidated earnings impact shown under discontinued operations. Accordingly the prior years' results were re-stated in accordance with generally accepted accounting policies. The earnings from discontinued operations in the quarter amounted to $0.46 per boe.

The amounts recorded for depletion and depreciation of property, plant and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty, and the effect on the consolidated financial statements from changes in such estimates in future years could be significant.

Effective January 1, 2004 the Trust adopted Accounting Guideline 16 "Oil and Gas Accounting - Full Cost", which replaces Accounting Guideline 5 "Full Cost Accounting in the Oil and Gas Industry". Accounting Guideline 16 ("AcG-16") modifies how impairment is tested and is consistent with CICA section 3063 "Impairment of Long-lived Assets". Under AcG-16, impairment is recognized if the carrying amount of the capital assets exceed the sum of the undiscounted cash flows expected to result from the Trust's proved reserves.

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If the carrying value is not fully recoverable, the amount of impairment is measured by comparing the carrying amounts of the capital assets to an amount equal to the estimated net present value of future cash flows from proved plus probable reserves. This calculation incorporates risks and uncertainties in the expected future cash flows which are discounted using a risk-free rate. Any excess carrying value above the net present value of the future cash flows would be recorded as a permanent impairment.

Previously, impairment was tested based on undiscounted future net revenues using proved reserves, and providing for future general and administrative expenses, carrying costs, and taxes. The adoption of AcG-16 had no effect on the Trust's financial results.

Vermilion has a pipeline transportation commitment that runs to October 31, 2005, and has minimum annual payment requirements of Cdn$0.1 million.